February 1, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kristi Marrone and Jennifer Monick

Re:      Sutherland Asset Management Corporation

Form 10-K for the year ended December 31, 2017

Filed March 16, 2018

File No. 001-35808

Dear Mses. Marrone and Monick:

This letter is being submitted in response to the comment letter dated January 31, 2019 (the “Comment Letter”) addressed to Frederick Herbst, Chief Financial Officer of Ready Capital Corporation (formerly named Sutherland Asset Management Corporation) (the “Company”) relating to the Company’s Form 10-K for the year ended December 31, 2017 (the “Form 10-K”). For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for the year ended December 31, 2017

Return Information, page 80

1.              We note your response to comment 1. The reconciliation of Net Income to Core Earnings on page 97 is for the years ended December 31, 2017, 2016 and 2015. The non-GAAP measures based on Core Earnings on page 80 are for the quarter ended December 31, 2017. As previously requested, please include a reconciliation of Net Income to Core Earnings for any period for which you present a non-GAAP measure based on Core Earnings.

Response: We acknowledge the Staff’s comment, and, in future filings, the Company proposes to include the following disclosure, for all periods presented, under the respective sections of the Non-GAAP Financial Measures within the Management’s Discussion and Analysis of Financial Condition and Results of Operation:

	Three Months Ended
(in thousands)	December 31, 2017	September 30, 2017	Change
Net Income	$12,730	$12,374	$356
Reconciling items:
Unrealized (gain) loss on MBS	24	(194)	218
Unrealized (gain) loss on MSRs	47	1,728	(1,681)
Total reconciling items	$71	$1,534	$(1,463)
Income tax adjustments	(359)	(1,037)	678
Core earnings	$12,442	$12,871	$(429)

We also advise the Staff that we will include an explanation in future filings of the differences between GAAP ROE and Core ROE.  In addition, we note that the difference between GAAP ROE and CORE ROE flows entirely from the difference between Net Income and Core Earnings.

Non-GAAP Financial Measures, page 96

2.              We note your response to comment 2 and your explanation related to the adjustment for unrealized gains and losses on MBS. As previously requested, please also tell us and expand your definition in future filings to clarify why the realized gain or loss on a particular category of MBS and the unrealized gain or loss on MSRs are excluded from Core Earnings. Reference is made to Item 10(e) of Regulation S-K.

Response: The Company will clarify in future filings that, in calculating Core Earnings, Net Income (in accordance with GAAP) is adjusted to exclude realized gains and losses on certain MBS securities considered to be non-core. Certain MBS positions are considered to be non-core due to a variety of reasons which may include collateral type, duration, and size. In 2016, the Company liquidated the majority of its non-core MBS portfolio to fund its core and recurring operating segments.

The Company respectfully notes that as of December 31, 2016, the total MBS balance was $32.4 million, compared to $213.5 million as of December 31, 2015, demonstrating the divestiture of certain non-core assets during 2016. The remaining MBS were deemed to be fundamental and a recurring part of our business and realized gains and losses on these assets are not adjusted to calculate Core Earnings.

In addition, the Company will clarify in future filings that, in calculating Core Earnings, Net Income (in accordance with GAAP) is adjusted to exclude unrealized gains or losses on Residential MSRs, held at fair value. The Company treats its commercial mortgage servicing rights and residential mortgage servicing rights as two separate classes based on the nature of the underlying mortgages and its treatment of these assets as two separate pools for risk management purposes. Servicing rights relating to our small business commercial business are accounted for under ASC 860, Transfers and Servicing, while the Company’s residential mortgage servicing rights are accounted for under the fair value option under ASC 825, Financial Instruments. In calculating Core Earnings, Net Income (in accordance with GAAP) is adjusted to exclude unrealized gains or losses on Residential MSRs, held at fair value. We do not exclude realized gains or losses on either commercial mortgage servicing rights or residential mortgage servicing rights, held at fair value as servicing income is a fundamental part of this business and as an indicator of the ongoing performance.

Consolidated Statements of Income, page 115

3.              We note your response to comment 4. Please tell us specifically why you have 1) included realized and unrealized gains and losses of residential mortgage loans held for sale, at fair value and unrealized gains (loss) on IRLCs and other derivatives with noninterest income rather than with realized and unrealized gains below non-interest expense, 2) characterized loan origination fee income on residential mortgage loans as non-interest income rather than as interest income (see Rule 9-04.1 of Regulation S-X) and 3) characterized correspondent fees and other direct loan expenses, including provision for loan indemnification as a reduction of non-interest income rather than as non-interest expense. Please refer to Rule 9-04 of Regulation S-X.

Response: The Company’s primary business is focused on originating and acquiring small balance commercial loans. We also originate residential agency loans as part of our residential mortgage banking operating segment, which generates variable revenue and incurs variable expenses directly related to loan origination and sale activity. This primarily consists of the revenue generated by realized gains on sales of residential loans held for sale and loan origination fee income, offset by direct costs, such as correspondent fee expenses and other direct expenses relating to these loans, which vary based on loan origination volumes.

We respectfully advise the Staff that we believe our Exchange Act periodic reports currently provide investors with all pertinent information regarding our gains on residential mortgage banking activities and the material components of these amounts. As you previously acknowledged, on page 150 of our Form 10-K for the year ended December 31, 2017 under Note 10 — Gains on residential mortgage banking activities, net, the Company provided a tabular presentation of the components of gains on residential mortgage banking activities for each material category of revenue and expense.

We believe that separately disclosing each component of the variable revenue and expense on these residential loans on the Consolidated Statements of Income distorts the presentation of other income and expense categories when combined with our other operating businesses, due to the magnitude of the variability in these items, relative to the size and nominal amount of equity allocated to this operating business.

We have included realized and unrealized gains and losses of residential mortgage loans held for sale, at fair value and unrealized gains (loss) on IRLCs and other derivatives within non-interest income rather than with realized and unrealized gains below non-interest expense, since classifying these in an alternate manner would distort the income statement presentation of realized and unrealized gains attributable to our other operating segments and reduce the overall comparability to our competitors, whom largely operate in the small business commercial loan origination and acquisition businesses, rather than residential agency loan origination business. Additionally, we have characterized correspondent fees and other direct loan expenses, including the provision for loan indemnification as a reduction of non-interest income rather than as non-interest expense as these expenses are variable and directly attributable to the sales of these loans. Classifying these items in an alternate manner would distort the income statement presentation as it relates to our other operating segments and reduce the overall comparability to our competitors, for similar reasons as discussed above.

We have characterized loan origination fee income on residential mortgage loans as non-interest income rather than as interest income, due to the fact that these loans are held-for-sale, at fair value, and not retained as held-for-investment on the Company’s Consolidated Balance Sheet. For loans held at fair value, and loans, held for sale, at fair value, pursuant to ASC 825, the Company reports origination fee income as revenue, rather than interest. These fees are excluded from the fair value of the loans. Origination fees for loans, held at fair value, and loans, held for sale, at fair value, are presented in the consolidated statements of income in other non-interest income. For loans, held-for-investment, under ASC 310-10, the Company defers these origination fees and costs at origination and amortizes them under the effective interest method over the life of the loan pursuant to ASC 835, Interest.

For these reasons, the Company believes that our current presentation of gains on our residential mortgage banking activities, net, is the most transparent and relevant information for financial statement users.

The Company will continue to provide this information in its Form 10-K filings and will also continue to provide a similar table in future Form 10-Q filings if deemed to be appropriate based on materiality and other relevant considerations.

If you have any questions or comments regarding this response, please call the undersigned at (212) 257-4607. Thank you for your attention to this matter.

Very truly yours,

/s/ Frederick Herbst
Frederick Herbst
Chief Financial Officer